

November 8, 2012

Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

> **Re: Kofax Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted Confidentially on October 19, 2012**
> **CIK No. 1556884**

Dear Mr. Bish:

We have reviewed your letter dated October 19, 2012, and the above-referenced draft registration statement, and have the following comments. Where we reference prior comments, we are referring to our October 1, 2012 letter.

Prospectus Summary

Who We Are, page 1

1.   Your response to prior comment 8 appears to be inconsistent with your disclosure that "many of [y]our users realize a return on investment within only 12 to 18 months." Please disclose that a survey completed by 477 members of the Association for Image and Information Management found that 57% of users of paper-elimination projects found a return on investment within 18 months.

Our Business Strengths, page 4

2.   You indicated in your response to prior comment 14 that you had no revenue from the SaaS subscription offerings through June 30, 2012 and they are not forecasted to be material in fiscal 2013. Please revise your disclosures on pages 4 and 67 to further clarify that your SaaS subscription offerings were not offered prior to June 30, 2012 and are not forecasted to be material in fiscal 2013. In this regard, we believe it would be meaningful for investors to know that the change to the SaaS subscription model is not imminent.

Risk Factors

"We rely on our channel partners for a significant portion of our revenue…," page 16

3.   We note your response to prior comment 19. Please quantify the "significant" portion of your revenue dependent on channel partners. In addition, address the risks associated with the fact that the average selling price for your channel partners' transactions is materially lower than the average selling price for transactions closed by your direct sales organization.

"Our status as an 'emerging growth company' under the JOBS Act…," page 25

4.   You state that you will have an extended transition period for complying with new or revised financial accounting standards. This disclosure appears inconsistent with your discussion of IFRS and U.S. GAAP in the penultimate paragraph on page 8. Please revise.

Industry and Market Data, page 32

5.   Your response to prior comment 7 states that you did not commission any of the studies or reports used in the prospectus. The AIIM Market Intelligence report, however, states that it was underwritten by you, among others. Please file a consent from AIIM as an exhibit to your registration statement; alternatively, delete your references to AIIM. See Rule 436 of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

6.   We note your revised disclosure in response to prior comment 24. Please address the specific challenges you are currently facing. For example, it appears that macroeconomic conditions are impacting your revenues, and the Harvey Spencer Associates report cited in your prospectus refers to potential issues with your higher value direct sales to enterprise level companies. In addition, we note your plans to offer substantially all of your software as a SaaS subscription offering. Please revise.

Key Financial and Operational Metrics, page 43

7.   We note your response to prior comment 25. Please tell us whether your renewal rates in regions other than the Americas and EMEA vary materially from your renewal rates in the Americas and EMEA, and provide us with the percentage renewal rate for your APAC region. In addition, please include a quantified discussion of your renewal rates by region. In this regard, to the extent you are unable to provide an exact percentage renewal rate, we would not take exception if you disclose, for example, that renewal rates

in the Americas and EMEA regions were in excess of 90%, as stated in your response. Finally, as previously requested, please tell us whether you are aware of any material trends in renewal rates.

Results of Operations

Revenue, page 46

8. We note your response to prior comment 31. As previously requested, please disclose and discuss the percentage of revenue attributable to indirect channel partners for fiscal 2011 and 2012. In addition, discuss the fact that the average selling price for your channel partners' transactions is materially lower than the average selling price transactions closed by your direct sales organization. Finally, tell us how you considered disclosing the average selling price for channel partners and your direct sales force for the periods presented.

Income Tax Expense, page 51

9. We note your response to prior comment 49 and your revised disclosures on page F-29. We further note your disclosures on page 52 where you indicate that many jurisdictions other than the United Kingdom have tax rates that exceed the U.K. rate. Please revise your discussion here to disclose the jurisdictions that have had the most significant impact on your effective tax rate.

Principal Shareholders, page 91

10. We note your response to prior comment 36. Although Notes 3, 6, and 7 disclaim beneficial ownership "except to the extent of any pecuniary interest therein," because Messrs. Comfort and Lock have the power to direct the voting or disposition of the shares, they are, by definition, beneficial owners of the "disclaimed" shares, even if they do not have a pecuniary interest in the securities. See the definition of beneficial owner in General Instruction F to Form 20-F. Please delete the disclaimers. In addition, please identify the "members of Mr. Comfort's family" that share voting and dispositive power over the shares held by the Natasha Foundation and the NPC Foundation, and disclose who receives the economic benefits of the securities. Finally, identify the "family and unrelated third parties" that share voting and dispositive power over the shares held by The Greg and Rosie Lock Charitable Foundation, and disclose who receives the economic benefits of the securities.

Audited Consolidated Financial Statements of Kofax plc

Consolidated Income Statements, page F-3

11.   You indicate in your response to prior comment 41 that you believe you have complied with the disclosure requirements for providing disclosure with respect to the nature of certain expenses. Please explain further why you believe your disclosure is adequate. In this regard, we note that you separately disclose depreciation expense, amortization expense, staff costs, restructuring, and acquisition related costs. Excluding these items from total operating costs and expenses, there appears to be a lack of disclosure of the nature of approximately $71 million and $69 million in operating costs and expenses for fiscal 2012 and 2011, respectively, which is 31% and 32% of total operating costs and expenses. To the extent you believe you have disclosed the nature of these expenses, please direct us to such disclosures. Alternatively, please explain why you do not believe further disclosure is necessary or revise to provide further disclosure as requested in prior comment 41. Please note that it is our understanding that the nature of the expenses listed in paragraph 104 of IAS 1 are examples and is not intended to be an all-inclusive list.

Note 1. Accounting Policies

1.2 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

12.   You indicate in your response to prior comment 45 that the stated percentage of maintenance services as compared to the initial license selling price is generally consistent across your customers, with one percentage used for most contracts, and another percentage used for individually larger contracts. Please supplementally quantify the percentages you referenced for fiscal 2012 and 2011. Additionally, tell us your consideration to disclose this information.

13.   You indicate in your response to prior comment 46 that you ensure maintenance services are recorded at fair value by comparing the stated contractual maintenance selling price to the fair value as determined based on costs plus a reasonable margin. Please confirm the rate used to establish fair value of maintenance services for fiscal 2012 and 2011 for both categories of customers referenced in prior comment 45. Also, please clarify how these rates compare to the information provided in your response with regards to your actual profit margins and/or the peer group profit information.

14.   You also indicate that because your research and development costs were within the range of peer companies with respect to such costs as percentage of revenue, no further adjustment was required to determine the fair value of maintenance services. Please explain further why you believe research and development costs should not be considered

in your analysis and specifically address your consideration of the fact that such costs include unspecified software enhancements and bug fixes.

15. Also, please confirm if the fair value for professional services is based on your actual profit margins and/or the peer group profit margin information provided in your response to prior comment 46. In addition, please provide the fair value of consulting and training services for each geographic region during the periods presented.

Note 33. Subsequent Events, page F-54

16. You indicate in your response to prior comment 29 that LTIP awards of 645,000 shares have been granted since June 30, 2012. Please tell us the fair value of these awards. To the extent they are material to your results of operations and/or earnings per share, please revise to disclose this issuance and an estimate of its financial effect as a subsequent event pursuant to paragraphs 21 and 22(f) of IAS 10.

General

Please be advised that going forward we will deliver comment letters to you related to your draft registration statement following our normal email procedures rather than using the secure email system, unless you request otherwise.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel